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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      ----------

                                     SCHEDULE 13D

       Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                     Under the Securities Exchange Act of 1934
                              (Amendment No.  8 )*

                          USP Real Estate Investment Trust
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                                   (Name of Issuer)


                            Shares of Beneficial Interest
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                            (Title of Class of Securities)


                                     903370-10-4
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                                    (CUSIP Number)

   Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  January 22, 1999
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           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     13D
CUSIP NO. 903370-10-4                                         PAGE 2 OF 4 PAGES

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   1   NAME OF REPORTING PERSON
       I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Turkey Vulture Fund XIII, Ltd.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [   ]
                                                                     (b) [   ]

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                          [    ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio
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           NUMBER OF             7   SOLE VOTING POWER

            SHARES                   551,081
                              -------------------------------------------------
         BENEFICIALLY            8   SHARED VOTING POWER

           OWNED BY                  -0-
                              -------------------------------------------------
             EACH                9   SOLE DISPOSITIVE POWER

          REPORTING                  551,081
                              -------------------------------------------------
            PERSON              10   SHARED DISPOSITIVE POWER

             WITH                    -0-
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        551,081
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          [___]

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.2%
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   14   TYPE OF REPORTING PERSON*
        OO
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CUSIP No. 903370-10-4

     This Amendment No. 8 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the appointment of Richard M. Osborne, sole Manager of the Fund, to the Board of Trustees of USP Real Estate Investment Trust, an Iowa trust ("USP").


Item 4.   PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     In Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 24, 1998, the Fund and Mr. Osborne stated that at the annual meeting of shareholders of USP on July 14, 1998, after the vote was taken to elect the current trustees, Richard M. Osborne, the sole Manager of the Fund, proposed that he be placed on the Board of Trustees of USP as an additional trustee. On January 22, 1999, at a meeting of the Board of Trustees of USP, Mr. Osborne was named as a trustee to the Board of Trustees of USP. Mr. Osborne's term will expire at the next annual meeting of shareholders of USP or until his successor is elected and duly qualified.

     As noted in the original Schedule 13D filed by the Fund and Mr. Osborne on June 27, 1997 with respect to USP, the Fund and Mr. Osborne reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in Item 4 of Schedule 13D.


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CUSIP NO. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 27, 1999                 TURKEY VULTURE FUND XIII, LTD.



                                        By: /s/ Richard M. Osborne
                                            ----------------------------------
                                        Richard M. Osborne, Manager